SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

COGENT, INC.

(Name of Subject Company)

COGENT, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19239Y108 (Common Stock)

(CUSIP Number of Class of Securities)

Ming Hsieh

President and Chief Executive Officer

639 North Rosemead Blvd.

Pasadena, California 91107

(626) 325-9600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

Scott M. Stanton, Esq.

J. Nathan Jensen, Esq.

Morrison & Foerster LLP

12531 High Bluff Drive

San Diego, California 92130

(858) 720-5100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Cogent, Inc. (the “Company” or “Cogent”) initially filed on September 10, 2010 (the “Statement”).

The Statement relates to the tender offer by Ventura Acquisition Corporation, a Delaware corporation (“Purchaser”), and a direct wholly owned subsidiary of 3M Company, a Delaware corporation (“3M”), disclosed in a Tender Offer Statement on Schedule TO, initially filed on September 10, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.001 per share, at a purchase price of $10.50 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 4.	The Solicitation or Recommendation

Item 4(b) – “Background” is hereby amended and supplemented as follows:

The first sentence of the first paragraph on page 10 is hereby replaced with the following sentence:

“In mid-July 2009, a third party approached NEC Corporation (“Company D”) on our behalf and arranged for Mr. Hsieh and James Jasinski, our Executive Vice President, Federal and State Systems, to meet with representatives of Company D to discuss a potential strategic transaction.”

The following sentence is added as the eighth sentence of the second full paragraph on page 14:

“In particular, our Board discussed the fact that Company D was a direct competitor based in a foreign jurisdiction, and therefore any transaction with Company D presented approval risks under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Exon-Florio Amendment to the Defense Production Act of 1950.”

Item 4(c) – “Reasons for Recommendation” is hereby amended and supplemented as follows:

The fourth sentence of the paragraph under the subsection entitled “Available Alternatives; Results of Discussions with Third Parties” is hereby replaced with the following sentence:

“Our Board of Directors considered the indication of interest in an acquisition of Cogent expressed by Company D, including the investigation and diligence Company D had completed and the execution, business and antitrust and other regulatory approval risks of any transaction with Company D, including approval risk under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which risks the Board deemed substantial.”

The following sentence is hereby added to the end of the first paragraph under the subsection entitled “Voting and Tender Agreement”:

“Our Board also considered whether the terms of the Voting and Tender Agreement, including the option to acquire Shares described above, could limit our Board’s ability to consider, recommend or accept a competing bid and create a barrier to potential competing offers and concluded that it did not because the Voting and Tender Agreement terminates upon termination of the Merger Agreement, including a termination arising in connection with Cogent’s acceptance of a Superior Proposal.”

Item 8.	Additional Information

Item 8 is hereby amended and supplemented as follows:

The first sentence of the second paragraph under the subsection entitled “Appraisal Rights” is hereby replaced with the following sentence:

“For the full text of Section 262 of the DGCL, please see Annex III hereto.”

The following sentence is hereby added as a new fourth paragraph under the subsection entitled “Antitrust”:

“On September 10, 2010, the FTC granted Purchaser’s request for early termination of the waiting period required under the HSR Act, thus ending the required waiting period with respect to the Offer and the Merger.”

The following is hereby added as the last sentence in the paragraph under the subsection entitled “Austria”:

“Clearance from the Federal Competition Authority was received effective October 2, 2010.”

The subsection entitled “Pending Litigation” is hereby amended and restated in its entirety to read as follows:

“Between August 31 and September 16, 2010, ten plaintiffs filed purported class actions against Cogent, its directors, 3M and, in some of the complaints, Purchaser, in connection with the proposed Merger. Three suits were filed in Delaware Chancery Court, six were filed in California Superior Court for Los Angeles County, and one in the U.S. District Court for the Central District of California. These suits allege that the defendants breached and/or aided and abetted the breach of their fiduciary duties to Cogent by seeking to sell Cogent through an allegedly unfair process and for an unfair price and on unfair terms. The suits seek various equitable relief that would delay or enjoin the Merger based on allegations regarding the process by which offers or potential offers were evaluated by Cogent.

Additional details regarding the ten lawsuits are as follows:

Court	Filing Date	Case Name	Case Number
Court of Chancery of the State of Delaware	September 15, 2010	Cockle v. Cogent, Inc.	5819

Court of Chancery of the State of Delaware	September 1, 2010	St. Nevan US Ltd. v. Cogent, Inc.	5780

Court of Chancery of the State of Delaware	September 1, 2010	Bell v. Hsieh	5784

Superior Court of California, County of Los Angeles	September 13, 2010	Berman v. Cogent, Inc.	BC445456

Superior Court of California, County of Los Angeles	September 10, 2010	Kepple v. Hsieh	BC445362

Superior Court of California, County of Los Angeles	September 8, 2010	Berman v. Cogent, Inc.	BC445189

Superior Court of California, County of Los Angeles	September 2, 2010	Gusinsky Revocable Trust v. Cogent, Inc.	BC444852

Superior Court of California, County of Los Angeles	August 30, 2010	Slovin v. Cogent, Inc.	BC444654

Superior Court of California, County of Los Angeles	September 16, 2010	Lau v. Cogent, Inc.	BC445738

United States District Court, Central District of California	September 16, 2010	Shanhan v. Cogent, Inc.	CV-10-6911- RGK-FMOX

On September 25, 2010, the California state cases were ordered stayed until November 2, 2010. The Delaware cases were consolidated, and on October 5, 2010, Delaware Chancery Court Vice Chancellor Donald F. Parsons, Jr. denied plaintiffs’ motion for a preliminary injunction to enjoin the Offer. On October 6, 2010, Cogent issued a press release, which is filed as Exhibit (a)(5)(E) hereto, regarding the October 5th ruling by Vice Chancellor Parsons.

Cogent believes the allegations in the lawsuits are without merit, and is defending the actions vigorously. The absence of an injunction or court order preventing the consummation of the transaction is a condition to 3M’s obligation to complete the Offer pursuant to the Merger Agreement.”

Item 9.	Exhibits

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(E)	Press Release issued by Cogent, Inc., dated October 6, 2010*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2010

By:	/S/ MING HSIEH
Name:	Ming Hsieh
Title:	President and Chief Executive Officer